Annual Report

Cover Page

Name of issuer:

Waters Edge Wineries, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/15/2012

Physical address of issuer:

8560 Vineyard Ave
Ste 408
Rancho Cucamonga CA 91730

Website of issuer:

https://www.watersedgewineries.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$816,300.00	$887,424.00
Cash & Cash Equivalents:	$150,982.00	$157,146.00
Accounts Receivable:	$73,202.00	$114,000.00
Current Liabilities:	$65,140.00	$81,987.00
Non-Current Liabilities:	$470,992.00	$515,016.00
Revenues/Sales:	$640,852.00	$825,440.00
Cost of Goods Sold:	$97,946.00	$106,794.00
Taxes Paid:	$800.00	$800.00
Net Income:	($97,482.00)	($101,125.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Waters Edge Wineries, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Ken Lineberger	President	Waters Edge Wineries	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Ken Lineberger	Treasurer	2012
Ken Lineberger	President	2012
Angela Lineberger	Secretary	2012
Angela Lineberger	Vice President	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Ken Lineberger	3346154.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made

an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Franchise Growth and Performance VariabilityAs a franchise-based model, each location's success is partially dependent on the individual franchisee's business skills, operational standards, and customer engagement. Poorly performing or undercapitalized franchises could negatively impact brand reputation, while uneven growth or franchisee turnover may create revenue variability. Managing consistency across locations and training new franchisees can present operational challenges as the brand expands.

Regulatory Compliance and Alcohol LicensingAlcohol-related businesses are heavily regulated, with licensing and compliance requirements varying significantly by state and even by local jurisdictions. Franchisees must secure and maintain appropriate alcohol licenses and comply with strict regulations, which can be time-consuming, costly, and subject to changes. Failure of any franchisee to adhere to these regulations could result in fines, penalties, or, in severe cases, the loss of licenses, affecting the broader brand's reputation.

Risk of Franchise-Related Litigation: Franchising can inherently carry a risk of litigation, which could arise from disputes with franchisees over contractual terms, operational guidelines, and brand standards. As Waters Edge Wineries grows, the likelihood of encountering legal disputes increases, whether related to franchisee performance, adherence to brand standards, or termination of agreements. While we strive to maintain strong relationships and clear communication with franchisees, the potential for litigation remains a risk that could result in financial costs, brand reputation impacts, and potential disruptions to operations.

Risk of Competition from Established Wine Industry PlayersThe wine industry is competitive, and there's a risk that larger, well-funded companies with established market presence and distribution networks could enter the urban winery franchise space. Such companies may have greater resources for marketing, technology, and rapid expansion, enabling them to attract customers and potential franchisees more effectively. If an established wine brand were to launch a similar franchise model, this could impact our market share, growth rate, and franchisee interest, potentially making it challenging to maintain competitive positioning.

Risk of Franchise Industry RegulationThe franchise industry is subject to federal and state regulations, which govern the relationship between franchisors and franchisees, including disclosure requirements, advertising restrictions, and contract terms. Changes in these regulations or increased regulatory scrutiny could result in additional compliance costs, legal challenges, or limitations on our ability to attract new franchisees. New or stricter regulations could also impact the terms of our franchise agreements, require also impact the terms of our franchise agreements, require modifications to our business model, or slow down our growth in certain regions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Angela Lineberger is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
COMMON STOCK A	10000000	3346154	Yes ⌄
PREFERRED SERIES SEED	500000	53000	No ⌄
COMMON STOCK A		34429	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding	Priced Round	$61,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer; ,
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
    4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the

is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Financial Condition, Liquidity, and Results of Operations
Waters Edge Wineries, Inc. has continued to operate as a capital-efficient franchisor, generating revenue primarily through franchise royalties, initial franchise fees, and related support services. For the year ended December 31, 2025, the Company reported total revenues of approximately $640,852, compared to $825,440 in 2024. The decrease is primarily attributable to variability in franchise sales activity year-over-year, which is typical in a development-stage franchise system. Recurring royalty revenue remains the core and more stable component of the Company's income stream.
The Company reported a net loss of approximately $(97,482) in 2025, an improvement from $(101,125) in 2024. This reflects ongoing efforts to streamline operations, manage overhead, and focus resources on franchise development and system support. Operating expenses remain aligned with the Company's strategic priorities, including marketing, franchise support, and administrative infrastructure necessary to scale the brand.
From a liquidity standpoint, Waters Edge Wineries ended 2025 with approximately $150,982 in cash and cash equivalents. The Company continues to manage its cash position prudently, balancing investment in growth with disciplined expense control. During 2025, the Company strengthened its capital base through an equity contribution of approximately $87,429, demonstrating continued support and commitment from ownership.
The Company maintains a manageable liability structure, including long-term debt associated with prior financing arrangements. These obligations are structured over multiple years and are being serviced in the ordinary course of business. The Company also holds certain receivables, including amounts due from related operations, which management believes are collectible and reflective of ongoing business activity within the broader Waters Edge ecosystem.
Waters Edge Wineries operates under a scalable franchise model, which is designed to generate increasing high-margin royalty revenue as additional locations are opened and existing franchisees mature. While franchise sales can fluctuate from year to year, the long-term growth strategy is focused on expanding the franchise base and increasing recurring revenue streams, which are expected to improve overall financial performance over time.
Management continues to prioritize disciplined growth, operational efficiency, and strategic expansion of the franchise network. As additional franchise locations are awarded and opened, the Company expects to benefit from increased royalty income and improved economies of scale. These factors are anticipated to contribute to a strengthening financial position and enhanced cash flow generation

in future periods.
All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Ken Lineberger, certify that:

(1) the financial statements of Waters Edge Wineries, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Waters Edge Wineries, Inc. included in this Form reflects accurately the information reported on the tax return for Waters Edge Wineries, Inc. filed for the most recently completed fiscal year.



Ken Lineberger
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.watersedgewineries.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Angela Lineberger
Ken Lineberger

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement - Early Bird
>
> Early Bird Waters Edge Wineries
>
> SPV Subscription Agreement
>
> Waters Edge Wineries

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Angela Lineberger
>
> Ken Lineberger

Appendix E: Supporting Documents

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any

*information provided through it, and for ensuring that the information it submits is not false or misleading in any
material way and does not omit any information that would cause the information included to be false or misleading.
By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or
clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith
review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our
sole discretion, omits material information or contains false or misleading information. As a result, there is no
guarantee that we will submit a Annual Report on your behalf.*

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer
and sell through the Annual Report.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§
227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for
filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

*I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this
online form and my company's Wefunder profile.*

*As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful
representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge,
swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W
on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby
waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in
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Before you click on the button below, please review the information you have provided carefully.

**We strongly recommend you have your company's lawyer review the information as well. The
company submitting this Annual Report is responsible for all information provided through it, and for
ensuring that the information it submits is not false or misleading in any material way and does not
omit any information that would cause the information included to be false or misleading.**

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation
Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it
meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed
on its behalf by the duly authorized undersigned.*

Waters Edge Wineries, Inc.

By

Ken Lineberger
_____
President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ken Lineberger
_____
President
4/29/2026

_____

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.